UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No. 3 )*

                  Public Storage Properties XVIII, Inc.
                           (Name of Issuer)

                         Common Stock Series A
                    (Title of Class of Securities)

                             74462C 10 9
                            (CUSIP Number)

       David Goldberg, 701 Western Avenue, Suite 200, Glendale,
             California 91201-2397, 818/244-8080, ext. 529
      ---------------------------------------------------------
            (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                            June 24, 1997
       (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on
   Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
   13d-1(b)(3) or (4), check the following box [   ].

   Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

   CUSIP No. 74462C 10 9

   1    Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

             Public Storage, Inc.

   2    Check the Appropriate Box if a Member of a Group*
                                          a. [ ]
                                          b. [ ]

   3    SEC Use Only

   4    Source of Funds*
             WC, OO

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)    [  ]

   6    Citizenship or Place of Organization
             California

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
   WITH
                  7    Sole Voting Power
                       -0-

                  8    Shared Voting Power
                       -0-

                  9    Sole Dispositive Power
                       -0-

                  10   Shared Dispositive Power
                       -0-

   11   Aggregate Amount Beneficially Owned by Each Reporting
        Person
             -0-

   12   Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                   [  ]

   13   Percent of Class Represented by Amount in Row (11)
             -0-

   14   Type of Reporting Person*
             CO

             The Statement on Schedule 13D dated August 16, 1996, as amended by Amendment No. 1 dated February 25, 1997 and Amendment No. 2 dated April 9, 1997 (the "Schedule 13D") filed by Public Storage, Inc. (the "Reporting Person"), relating to the Common Stock Series A, par value $.01 per share (the "Common Stock Series A" or the "Series A Shares"), of Public Storage Properties XVIII, Inc., a California corporation (the "Issuer"), is amended by this Amendment No. 3 as set forth below. Defined terms that are not defined herein have the meanings assigned to those terms in the Schedule 13D.

   Item 1.   Security and Issuer

             The Issuer ceased to exist on June 24, 1997, upon consummation of the Issuer's merger (the "Merger") with and into the Reporting Person.

   Item 3.   Source and Amount of Funds or Other Consideration

             The consideration issued by the Reporting Person in the Merger to the holders of the Series A Shares (the "Series A Shareholders") consisted of approximately $11,252,863 in cash and approximately 1,467,000 shares of Common Stock of the Reporting Person ("PSI Common Stock"). The cash consideration was paid by the Reporting Person from its working capital.

   Item 4.   Purpose of Transaction

             Pursuant to the Merger, each outstanding Series A Share (other than shares held by the Reporting Person) was converted into the right to receive cash or PSI Common Stock. Based upon the elections made by the Series A Shareholders, the Reporting Person paid to the Series A Shareholders an aggregate of approximately $11,252,863 in cash and issued to the Series A Shareholders an aggregate of approximately 1,467,000 shares of PSI Common Stock. Upon consummation of the Merger, all of the outstanding Series A Shares, including the 168,000 Series A Shares owned by the Reporting Person, were cancelled.

             Pursuant to the Merger, the outstanding shares of the Issuer's Common Stock Series B and Common Stock Series C, all of which were held by the Reporting Person, were cancelled upon the consummation of the Merger.

             The Merger, which was described in Amendment No. 2 dated April 9, 1997 to the Schedule 13D, was approved by the Reporting Person's board of directors on May 13, 1997 and by the Issuer's shareholders on June 20, 1997.

   Item 5.   Interest in Securities of the Issuer

             On June 24, 1997, the effective date of the Merger, all of the Series A Shares were cancelled, and the Issuer ceased to exist. As a result, all of the 168,000 Series A Shares owned by the Reporting Person on the effective date of the Merger were cancelled. As a result of the Merger, the Reporting Person no longer owns more than 5% of the Series A Shares.

             To the best of the Reporting Person's knowledge, no executive officer or director of the Reporting Person engaged in any transactions in Series A Shares during the 60-day period ended June 24, 1997, other than the disposition of Series A Shares pursuant to the Merger. Information relating to those dispositions is set forth on Appendix A attached to this Amendment No. 3 to Schedule 13D.

                                   SIGNATURE


        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

   Dated:  July 1, 1997                PUBLIC STORAGE, INC.


                                       By:  /s/ SARAH HASS
                                           -----------------------
                                           Sarah Hass
                                           Vice President

                                 Appendix A


                                                                 Consideration
                                                 No. of          Received
                                                 Series A        -------------
                                                 Shares          Shares of PSI
   Name              Title                       Disposed of     Common Stock
   ----              -----                       -----------     -------------

   Marvin M. Lotz    Senior Vice President          2,000            1,443

   David Goldberg    Senior Vice President and      1,000              721
                     General Counsel

   Obren B. Gerich   Senior Vice President            950              685